EXHIBIT 99.1

Brookfield Business Partners Reports Third Quarter 2024 Results

BROOKFIELD, News, Nov. 08, 2024 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the quarter ended September 30, 2024.

“We had a good quarter, achieving solid financial results and generating over $350 million of proceeds from distributions and announced monetizations, including the sale of a significant portion of our offshore oil services operation,” said Anuj Ranjan, CEO of Brookfield Business Partners. “The progress we are making on our capital recycling initiatives will provide us significant liquidity to support our growth and with interest rates normalizing, we are in a great position to continue compounding value for investors.”

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Net income (loss) attributable to Unitholders[1]	$301	$(44)	$329	$(18)
Net income (loss) per limited partnership unit[2]	$1.39	$(0.20)	$1.52	$(0.08)

Adjusted EBITDA[3]	$844	$655	$1,912	$1,883

Net income attributable to Unitholders for the three months ended September 30, 2024 was $301 million ($1.39 income per limited partnership unit) compared to net loss of $44 million ($0.20 loss per limited partnership unit) in the prior period.

Adjusted EBITDA for the three months ended September 30, 2024 was $844 million compared to $655 million in the prior period. Current period results included a benefit at our advanced energy storage operation which the business is entitled to claim under the U.S. Inflation Reduction Act (U.S. IRA), and the applicable regulations which were finalized in October 2024. Prior period results included $108 million of contribution from our nuclear technology services operation and other disposed operations.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2024	2023	2024	2023
Industrials	$500	$218	$941	$633
Business Services	228	238	615	673
Infrastructure Services	146	228	446	669
Corporate and Other	(30)	(29)	(90)	(92)
Adjusted EBITDA	$844	$655	$1,912	$1,883

Our Industrials segment generated Adjusted EBITDA of $500 million for the three months ended September 30, 2024, compared to $218 million during the same period in 2023. Current period results included a $296 million U.S. IRA benefit at our advanced energy storage operation which was recorded as a reduction to direct operating costs for the twelve months ended September 30, 2024. Growing contribution from our water and wastewater services operation also benefited results during the quarter, offset by reduced performance at engineered components manufacturing due to softness in end markets. Prior period results included contribution from disposed operations including our Canadian aggregates production operation which was sold in June 2024.

Our Business Services segment generated Adjusted EBITDA of $228 million for the three months ended September 30, 2024, compared to $238 million during the same period in 2023. Performance was impacted by reduced contribution from our dealer software and technology services operation primarily due to higher costs in the business related to technology upgrades. Prior period results included contribution from our road fuels operation which was sold in July 2024.

Our Infrastructure Services segment generated Adjusted EBITDA of $146 million for the three months ended September 30, 2024, compared to $228 million during the same period in 2023. Prior period results included $77 million of contribution from our nuclear technology services operation which was sold in November 2023. Current period results benefited from strong performance at offshore oil services which was offset by reduced contribution from work access services.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2024	2023	2024	2023
Adjusted EFO
Industrials	$356	$152	$742	$377
Business Services	245	123	499	455
Infrastructure Services	61	106	209	280
Corporate and Other	(80)	(93)	(248)	(258)

Adjusted EFO for the three months ended September 30, 2024 reflected increased contribution from our Industrials and Business Services segments. Infrastructure Services Adjusted EFO reflected the disposition of our nuclear technology services operation which was sold last year. Adjusted EFO in the current period included $131 million of net gains primarily related to the disposition of our road fuels operation and the deconsolidation of our payment processing services operation in our Business Services segment. Adjusted EFO in the prior period included $70 million of net gains primarily related to the disposition of our automotive aftermarket parts remanufacturing operation and public securities.

Strategic Initiatives

  Offshore Oil Services
  Earlier this week, our offshore oil services operation agreed to sell its shuttle tanker segment for total consideration of approximately $1.9 billion. Proceeds from the sale of BBU’s interest are expected to be approximately $265 million after the repayment of debt. The sale is expected to close in the first half of 2025, subject to customary closing conditions and regulatory approval.
  Payment Processing Services
  In September, we completed the acquisition of Network International, a leading digital payment processor in the Middle East and Africa. Following the acquisition, we combined the business with our existing payment processing services operation. BBU invested an incremental $156 million for an 11% economic interest in the combined business alongside new strategic partners.
  Unit Repurchase Program
  During the quarter, Brookfield Corporation, the parent company of Brookfield Business Partners, purchased 428,511 units of Brookfield Business Partners L.P. As an affiliate, Brookfield Corporation’s unit purchases were completed under our normal course issuer bid (NCIB).

Liquidity

We ended the quarter with approximately $1.5 billion of liquidity at the corporate level including $72 million of cash and liquid securities, $25 million of remaining preferred equity commitment from Brookfield Corporation and approximately $1.4 billion of availability on our corporate credit facilities. Pro forma for announced and recently closed transactions, corporate liquidity is $1.6 billion.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2024 to unitholders of record as at the close of business on November 29, 2024.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and nine months ended September 30, 2024 which were 74.3 million and 74.3 million, respectively (September 30, 2023: 74.6 million and 74.6 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ third quarter 2024 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on November 8, 2024 at 10:00 a.m. Eastern Time at BBU2024Q3Webcast or participants can preregister at BBU2024Q3ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2024		December 31, 2023

Assets
Cash and cash equivalents		$3,003		$3,252
Financial assets		13,384		13,176
Accounts and other receivable, net		6,480		6,563
Inventory and other assets		4,715		5,321
Property, plant and equipment		15,527		15,724
Deferred income tax assets		1,909		1,220
Intangible assets		19,334		20,846
Equity accounted investments		2,364		2,154
Goodwill		13,540		14,129
Total Assets		$80,256		$82,385

Liabilities and Equity
Liabilities
Corporate borrowings		$1,978		$1,440
Accounts payable and other		16,460		18,378
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		39,571		40,809
Deferred income tax liabilities		2,886		3,226

Equity
Limited partners	$1,980		$1,909
Non-controlling interests attributable to:
Redemption-exchange units	1,858		1,792
Special limited partner	—		—
BBUC exchangeable shares	1,945		1,875
Preferred securities	740		740
Interest of others in operating subsidiaries	12,838		12,216
		19,361		18,532
Total Liabilities and Equity		$80,256		$82,385

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Revenues	$9,232	$14,399	$33,193	$41,663
Direct operating costs	(7,069)	(13,016)	(28,875)	(37,812)
General and administrative expenses	(319)	(403)	(943)	(1,202)
Interest income (expense), net	(778)	(941)	(2,352)	(2,738)
Equity accounted income (loss)	1	31	55	84
Impairment reversal (expense), net	—	(44)	10	(51)
Gain (loss) on acquisitions/dispositions, net	593	41	692	209
Other income (expense), net	(229)	(101)	(213)	166
Income (loss) before income tax	1,431	(34)	1,567	319
Income tax (expense) recovery
Current	(276)	(211)	(488)	(604)
Deferred	580	294	924	578
Net income (loss)	$1,735	$49	$2,003	$293
Attributable to:
Limited partners	$103	$(15)	$113	$(6)
Non-controlling interests attributable to:
Redemption-exchange units	97	(14)	106	(6)
Special limited partner	—	—	—	—
BBUC exchangeable shares	101	(15)	110	(6)
Preferred securities	13	22	39	66
Interest of others in operating subsidiaries	1,421	71	1,635	245

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended September 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$551	$(118)	$1,371	$(69)	$1,735

Add or subtract the following:
Depreciation and amortization expense	236	226	346	—	808
Gain (loss) on acquisitions/dispositions, net	(593)	—	—	—	(593)
Other income (expense), net[1]	142	24	59	4	229
Income tax (expense) recovery	40	(4)	(338)	(2)	(304)
Equity accounted income (loss)	6	4	(11)	—	(1)
Interest income (expense), net	234	177	330	37	778
Equity accounted Adjusted EBITDA[2]	19	38	13	—	70
Amounts attributable to non-controlling interests[3]	(407)	(201)	(1,270)	—	(1,878)
Adjusted EBITDA	$228	$146	$500	$(30)	$844

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $112 million related to provisions recorded at our construction operation, $44 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net revaluation losses, $13 million of net losses on debt modification and extinguishment, $3 million of transaction costs and $30 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Nine Months Ended September 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$786	$(275)	$1,685	$(193)	$2,003

Add or subtract the following:
Depreciation and amortization expense	738	660	1,027	—	2,425
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net[1]	53	28	117	15	213
Income tax (expense) recovery	47	(3)	(456)	(24)	(436)
Equity accounted income (loss)	—	(11)	(44)	—	(55)
Interest income (expense), net	739	535	966	112	2,352
Equity accounted Adjusted EBITDA[2]	54	121	44	—	219
Amounts attributable to non-controlling interests[3]	(1,190)	(597)	(2,320)	—	(4,107)
Adjusted EBITDA	$615	$446	$941	$(90)	$1,912

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $194 million related to provisions recorded at our construction operation, $152 million of net revaluation gains, $105 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $32 million of transaction costs, $25 million of net gains on debt modification and extinguishment and $109 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended September 30, 2023
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$121	$(93)	$76	$(55)	$49

Add back or deduct the following:
Depreciation and amortization expense	253	313	328	—	894
Impairment reversal (expense), net	—	(47)	91	—	44
Gain (loss) on acquisitions/dispositions, net	—	—	(41)	—	(41)
Other income (expense), net[1]	71	40	(11)	1	101
Income tax expense (recovery)	26	(10)	(82)	(17)	(83)
Equity accounted income (loss)	(7)	(9)	(15)	—	(31)
Interest income (expense), net	266	285	348	42	941
Equity accounted Adjusted EBITDA[2]	15	46	15	—	76
Amounts attributable to non-controlling interests[3]	(507)	(297)	(491)	—	(1,295)
Adjusted EBITDA	$238	$228	$218	$(29)	$655

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $54 million of business separation expenses, stand-up costs and restructuring charges, $42 million of net losses on debt modification and extinguishment, $33 million of net revaluation gains, $31 million of transaction costs and $7 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Nine Months Ended September 30, 2023
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$551	$(128)	$19	$(149)	$293

Add back or deduct the following:
Depreciation and amortization expense	758	917	1,026	—	2,701
Impairment reversal (expense), net	6	(46)	91	—	51
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	(41)	—	(209)
Other income (expense), net[1]	(114)	(136)	79	5	(166)
Income tax expense (recovery)	227	4	(150)	(55)	26
Equity accounted income (loss), net	(19)	(29)	(36)	—	(84)
Interest income (expense), net	772	826	1,033	107	2,738
Equity accounted Adjusted EBITDA[2]	44	132	46	—	222
Amounts attributable to non-controlling interests[3]	(1,398)	(857)	(1,434)	—	(3,689)
Adjusted EBITDA	$673	$669	$633	$(92)	$1,883

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $350 million of net gains on debt modification and extinguishment, $166 million of business separation expenses, stand-up costs and restructuring charges, $119 million of net revaluation gains, $79 million of transaction costs and $58 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports Third Quarter 2024 Results

Brookfield, News, November 8, 2024 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended September 30, 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2024	2023	2024	2023

Net income (loss) attributable to Brookfield Business Partners	$(466)	$97	$(492)	$65

Net loss attributable to Brookfield Business Partners for the three months ended September 30, 2024 was $466 million compared to net income of $97 million during the same period in 2023. Current period results included $325 million of remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at September 30, 2024, the exchangeable and class B shares were remeasured to reflect the closing price of $23.30 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on December 31, 2024 to shareholders of record as at the close of business on November 29, 2024.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2024		December 31, 2023

Assets
Cash and cash equivalents		$673		$772
Financial assets		267		224
Accounts and other receivable, net		3,486		3,569
Inventory, net		64		61
Other assets		744		737
Property, plant and equipment		2,773		2,743
Deferred income tax assets		301		221
Intangible assets		6,365		6,931
Equity accounted investments		208		222
Goodwill		5,744		5,702
Total Assets		$20,625		$21,182

Liabilities and Equity
Liabilities
Accounts payable and other		$5,206		$4,818
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		8,522		8,823
Exchangeable and class B shares		1,700		1,501
Deferred income tax liabilities		1,150		1,280

Equity
Brookfield Business Partners	$378		$880
Non-controlling interests	3,669		3,880
		4,047		4,760
Total Liabilities and Equity		$20,625		$21,182

Brookfield Business Corporation Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023[1]	2024	2023[1]
Continuing operations
Revenues	$2,205	$1,964	$5,999	$5,737
Direct operating costs	(2,015)	(1,760)	(5,527)	(5,045)
General and administrative expenses	(78)	(66)	(219)	(190)
Interest income (expense), net	(207)	(227)	(620)	(672)
Equity accounted income (loss)	3	1	6	1
Impairment reversal (expense), net	—	—	(2)	(7)
Gain (loss) on acquisitions/dispositions, net	—	—	—	87
Remeasurement of exchangeable and class B shares	(325)	148	(199)	128
Other income (expense), net	(127)	(51)	(197)	82
Income (loss) before income tax from continuing operations	(544)	9	(759)	121
Income tax (expense) recovery
Current	(14)	(40)	(42)	(162)
Deferred	47	71	156	94
Net income (loss) from continuing operations	$(511)	$40	$(645)	$53
Discontinued operations
Net income (loss) from discontinued operations	—	(33)	—	(73)
Net income (loss)	$(511)	$7	$(645)	$(20)
Attributable to:
Brookfield Business Partners	$(466)	$97	$(492)	$65
Non-controlling interests	(45)	(90)	(153)	(85)

Notes:

  Comparative prior period results have been adjusted to reflect our nuclear technology services operation as a discontinued operation presented as a single amount excluded from continuing operations. Our nuclear technology services operation was reported as part of continuing operations until the end of the third quarter of 2023. Following the sale in the fourth quarter of 2023, comparative prior period results reflect the classification as a discontinued operation.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2023 filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the third quarter ended September 30, 2024 furnished on Form 6-K.